SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Claude Resources Inc.

(Translation of registrant’s name into English)

200 - 224 - 4th Ave S., Saskatoon, SK, S7K 5M5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If " Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

EXPLANATORY NOTE

CORRECTION TO RECORD DATE, PROXY CUT-OFF TIME

AND OUTSTANDING EQUITY AWARDS

Dear Shareholder:

Please note that the record date of the annual meeting indicated on page 6 of the enclosed management information circular is incorrect. We further advised that the proxy cut-off time on page 5 is also incorrect. Also, the Outstanding Equity Awards on pages 40 and 41 were amended to include the April 1, 2013 stock option grant. Please accept our apologies for this oversight.

RECORD DATE - April 1, 2014

PROXY CUT-OFF TIME - May 6, 2014 at 10:00 AM (MST)

OUTSTANDING EQUITY AWARDS

The following table summarizes outstanding equity awards as at December 31, 2013. The value of unexercised in-the-money options at December 31, 2013, is the difference between the exercise price of the options and the fair market value of the Corporation’s common shares at year end, which was $0.14.

2013 Outstanding Equity Awards
Name (a)	Number of securities underlying unexercised options (#) (b)	Option exercise price ($) (c)	Option grant date (d)	Option expiration date (e)	Value of unexercised in-the-money options ($) (f)
A. Neil McMillan	200,000	1.15	January 1, 2006	January 1, 2016	-
	24,400	1.27	March 7, 2008	March 7, 2018	-
	182,668	0.78	February 27, 2009	February 27, 2019	-
	204,396	1.04	March 26, 2010	March 26, 2020	-
	99,876	2.38	March 25, 2011	March 25, 2021	-
	202,844	1.35	February 24, 2012	February 24, 2019	-
	455,400	0.47	April 1, 2013	April 1, 2020	-
Brian Skanderbeg	100,000	1.70	March 29, 2007	March 29, 2017	-
	9,800	1.27	March 7, 2008	March 7, 2018	-
	100,000	1.02	April 1, 2008	April 1, 2018	-
	77,590	0.78	February 27, 2009	February 27, 2019	-
	81,512	1.04	March 26, 2010	March 26, 2020	-
	43,433	2.38	March 25, 2011	March 25, 2021	-
	95,457	1.35	February 24, 2012	February 24, 2019	-
	100,000	0.78	October 17, 2012	October 17, 2019	-
	276,110	0.47	April 1, 2013	April 1, 2020	-
Richard Johnson	100,000	1.15	January 1, 2006	January 1, 2016	-
	16,300	1.27	March 7, 2008	March 7, 2018	-
	96,290	0.78	February 27, 2009	February 27, 2019	-
	99,941	1.04	March 26, 2010	March 26, 2020	-
	46,116	2.38	March 25, 2011	March 25, 2021	-
	95,342	1.35	February 24, 2012	February 24, 2019	-
	267,340	0.47	April 1, 2013	April 1, 2020	-
Peter Longo	150,000	1.98	November 9, 2011	November 9, 2021	-
	50,000	1.06	April 3, 2012	April 3, 2019	-
	221,667	0.47	April 1, 2013	April 1, 2020	-

There were no options granted to the NEO during the most recently completed financial year.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Claude Resources Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 15, 2014

Claude Resources Inc.

(Registrant)

By:	/s/ Rick Johnson
Rick Johnson
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	INFORMATION CIRCULAR
99.2	NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
99.3	FORM OF PROXY